

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

File No.82-34675

Our Ref : BS(2003)118(JY)



14th April, 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose the Corporate Substantial Shareholder Notices filed by the following companies with the Stock Exchange of Hong Kong Limited pursuant to the Securities and Futures Ordinance in Hong Kong in relation to the change in their respective shareholding in the Company for your attention:

1. Bank of China
2. BOC Hong Kong (Group) Limited
3. BOC Hong Kong (BVI) Limited
4. Hua Chiao Commercial Limited

Please note that the above documents are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

..../page 2



This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jason C.W. Yeung
Company Secretary

Encl.

香港花園道一號五十二樓 電話 Tel: (852) 2846 2700

File No. 82-34675

FORM 2

Internal Ref. No.: CS1-004

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (I.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation		
BOC HONG KONG (HOLDINGS) LIMITED		
2. Stock code	2388	**4. Number of issued shares in class**
3. Class of shares	ORDINARY SHARES	10,572,780,266

5. Name of substantial shareholder BANK OF CHINA	**8. Business registration number** 1000001000134	
	9. Place of incorporation PRC	Certificate of Incorporation No. NA
6. Registered office 1 FUXINGMEN NEI DAJIE, BEIJING 100818, PRC	**10. Contact person** JACQUELINE LEE	
	11. Daytime tel. No. 28266150	**12. e-mail address**
7. Principal place of business in Hong Kong NA	**13. Exchange on which listed** NA	
	14. Name of listed parent and exchange on which parent is listed NA	

15. Date of relevant event

10	4	2003
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	115	NA	205	(46,009,500)*	NA	NIL	NIL	NIL	NA
Short position	—	—	—	—					

* Hua Chiao Commercial Limited ("Hua Chiao"), in which BOC Hong Kong (BVI) Limited ("BOC(BVI)") (an indirect wholly owned subsidiary of Bank of China) has 93.64% equity interests, was originally interested in 1,379,575,000 shares. Hua Chiao went into voluntary winding-up on 8th January, 2003. Hua Chiao's liquidators have distributed and effected transfer of 1,169,718,000 shares by way of return of capital and interim distribution of surplus assets to the shareholders of Hua Chiao. Pursuant to such distribution, BOC(BVI) has been allocated 1,123,708,500 shares. The figure of (46,009,500) stated in column 5 of this box 17 represents the net change in the shareholding of Bank of China after the aforesaid distribution and allocation.

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	8,136,861,766	76.96%
Short position	—	—
Lending pool	—	—

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	8,090,852,266	76.53%
Short position	—	—
Lending pool	—	—

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
205	8,090,852,266	—

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
NA		

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
BOC HONG KONG (GROUP) LIMITED	52/F, BANK OF CHINA TOWER, 1 GARDEN ROAD, HONG KONG (HONG KONG)	BANK OF CHINA	100%	N	8,072,852,266	—
BOC HONG KONG (BVI) LIMITED	ROMASCO PLACE, WICKHAMS CAY 1, P.O. BOX 3140, ROAD TOWN, TORTOLA, BVI (BVI)	BOC HONG KONG (GROUP) LIMITED	100%	Y	7,862,995,204	—
BOC HONG KONG (BVI) LIMITED	ROMASCO PLACE, WICKHAMS CAY 1, P.O. BOX 3140, ROAD TOWN, TORTOLA, BVI (BVI)	BOC HONG KONG (GROUP) LIMITED	100%	N	209,857,062	—
HUA CHIAO COMMERCIAL LIMITED (In members' voluntary winding-up)	17/F, HUTCHISON HOUSE, 10 HARCOURT ROAD, CENTRAL, HONG KONG	BOC HONG KONG (BVI) LIMITED	93.64%	Y	209,857,062	—

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
BANK OF CHINA GROUP INVESTMENT LIMITED	24/F, BANK OF CHINA TOWER, 1 GARDEN ROAD, HONG KONG (HONG KONG)	BANK OF CHINA	100%	N	18,000,000	—
BANK OF CHINA GROUP INSURANCE COMPANY LIMITED	9/F, WING ON HOUSE, 71 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	BANK OF CHINA GROUP INVESTMENT LIMITED	94.5%	Y	9,000,000	—
BANK OF CHINA GROUP INSURANCE COMPANY LIMITED	9/F, WING ON HOUSE, 71 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	BANK OF CHINA GROUP INVESTMENT LIMITED	94.5%	N	9,000,000	—
BOC GROUP LIFE ASSURANCE COMPANY LIMITED	33/F, BANK OF CHINA TOWER, 1 GARDEN ROAD, HONG KONG (HONG KONG)	BANK OF CHINA GROUP INSURANCE COMPANY LIMITED	100%	Y	9,000,000	—

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position
NA			

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
NA				

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
NA		
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
BOARD OF DIRECTORS OF BANK OF CHINA	1 FUXINGMEN NEI DAJIE, BEIJING 100818, PRC	606	NA

27. Date of filing this Form 2

14	4	2003
(day)	(month)	(year)

28. Number of continuation sheets NIL

29. Number of attachments NIL

File No. 82-34675

FORM 2

Internal Ref. No.: CS2-004

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (I.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation BOC HONG KONG (HOLDINGS) LIMITED		
2. Stock code	2388	**4. Number of issued shares in class** 10,572,780,266
3. Class of shares	ORDINARY SHARES	

5. Name of substantial shareholder BOC HONG KONG (GROUP) LIMITED	**8. Business registration number** 32086268-000-09-02-7	
	9. Place of incorporation HONG KONG	Certificate of Incorporation No. 770010
6. Registered office 52ND FLOOR, BANK OF CHINA TOWER, 1 GARDEN ROAD, HONG KONG	**10. Contact person** JACQUELINE LEE	
	11. Daytime tel. No. 28266150	**12. e-mail address**
7. Principal place of business in Hong Kong SAME AS ABOVE	**13. Exchange on which listed** NA	
	14. Name of listed parent and exchange on which parent is listed NA	

15. Date of relevant event

10	4	2003
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	115	NA	205	(46,009,500)	NA	NIL	NIL	NIL	NA
Short position	—	—	—	—					

* Hua Chiao Commercial Limited ("Hua Chiao"), in which BOC Hong Kong (BVI) Limited ("BOC(BVI)") (a wholly owned subsidiary of BOC Hong Kong (Group) Limited) has 93.64% equity interests, was originally interested 1,379,575,062 shares. Hua Chiao went into voluntary winding-up on 8th January, 2003. Hua Chiao's liquidators have distributed and effected transfer of 1,169,718,000 shares by way of return of capital and interim distribution of surplus assets to the shareholders of Hua Chiao. Pursuant to such distribution, BOC(BVI) has been allocated 1,123,708,500 shares. The figure of (46,009,500) stated in column 5 of this box 17 represents the net change in the shareholding of BOC Hong Kong (Group) Limited after the aforesaid distribution and allocation.

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	8,118,861,766	76.79%
Short position	—	—
Lending pool	—	—

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	8,072,852,266	76.36%
Short position	—	—
Lending pool	—	—

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
205	8,072,852,266	—

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
NA		

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
BOC HONG KONG (BVI) LIMITED	ROMASCO PLACE, WICKHAMS CAY 1, P.O. BOX 3140, ROAD TOWN, TORTOLA, BVI (BVI)	BOC HONG KONG (GROUP) LIMITED	100%	Y	7,862,995,204	—
BOC HONG KONG (BVI) LIMITED	ROMASCO PLACE, WICKHAMS CAY 1, P.O. BOX 3140, ROAD TOWN, TORTOLA, BVI (BVI)	BOC HONG KONG (GROUP) LIMITED	100%	N	209,857,062	—
HUA CHIAO COMMERCIAL	17/F, HUTCHISON HOUSE, 10 HARCOURT ROAD,	BOC HONG KONG (BVI)	93.64%	Y	209,857,062	—

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position
NA			

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
NA				

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
NA		
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
BANK OF CHINA	1 FUXINGMEN NEI DAJIE, BEIJING 100818, PRC	601 AND 603	100%

27. Date of filing this Form 2

14	4	2003
(day)	(month)	(year)

28. Number of continuation sheets NIL

29. Number of attachments NIL

FORM 2

Internal Ref. No.: CS3-004

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (I.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation BOC HONG KONG (HOLDINGS) LIMITED		
2. Stock code	2388	**4. Number of issued shares in class** 10,572,780,266
3. Class of shares	ORDINARY SHARES	

5. Name of substantial shareholder BOC HONG KONG (BVI) LIMITED	**8. Business registration number** NA	
	9. Place of incorporation BVI	Certificate of Incorporation No. 461335
6. Registered office ROMASCO PLACE, WICKHAMS CAY 1, P.O. BOX 3140, ROAD TOWN, TORTOLA, BVI	**10. Contact person** JACQUELINE LEE	
	11. Daytime tel. No. 28266150	**12. e-mail address**
7. Principal place of business in Hong Kong NA	**13. Exchange on which listed** NA	
	14. Name of listed parent and exchange on which parent is listed NA	

15. Date of relevant event

10	4	2003
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	115	205	NA	(1,169,718,000)*	NA	NIL	NIL	NIL	NA
	115	NA	201	1,123,708,500*					
Short position	—	—	—	—					

* Hua Chiao Commercial Limited ("Hua Chiao") in which BOC Hong Kong (BVI) Limited ("BOC(BVI)") has 93.64% equity interests, was originally interested in 1,379,575,062 shares. Hua Chiao went into voluntary winding-up on 8th January, 2003. Hua Chiao's liquidators have distributed and effected transfer of 1,169,718,000 shares by way of return of capital and interim distribution of surplus assets to the shareholders of Hua Chiao. Pursuant to such distribution, BOC(BVI) has been allocated 1,123,708,500 shares.

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	8,118,861,766	76.79%
Short position	—	—
Lending pool	—	—

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	8,072,852,266	76.36%
Short position	—	—
Lending pool	—	—

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201	7,862,995,204	—
205	209,857,062	—

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
NA		

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
HUA CHIAO COMMERCIAL LIMITED (In members' voluntary winding-up)	17/F, HUTCHISON HOUSE, 10 HARCOURT ROAD, CENTRAL, HONG KONG	BOC HONG KONG (BVI) LIMITED	93.64%	Y	209,857,062	—

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position
NA			

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
NA				

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
NA		
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
BOC HONG KONG (GROUP) LIMITED	52/F, BANK OF CHINA TOWER, 1 GARDEN ROAD, HONG KONG	601	100%
BANK OF CHINA	1 FUXINGMEN NEI DAJIE, BEIJING 100818, PRC	603	100%

27. Date of filing this Form 2

14	4	2003
(day)	(month)	(year)

28. Number of continuation sheets NIL

29. Number of attachments NIL

File No. 82-34675

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of:

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation BOC Hong Kong (Holdings) Limited	
2. Stock code 2388 **3. Class of shares** Ordinary	**4. Number of issued shares in class** 10,572,780,266

5. Name of substantial shareholder Hua Chiao Commercial Limited (In Members' Voluntary Liquidation)	**8. Business registration number** 01281924-000-04-02-8	
	9. Place of Incorporation Hong Kong	Certificate of Incorporation No. 7046
6. Registered office 17/F Hutchison House, 10 Harcourt Road, Central, Hong Kong	**10. Contact person** Sally Wong	
	11. Daytime tel. No. 28469852	**12. e-mail address**
7. Principal place of business in Hong Kong N/A	**13. Exchange on which listed**	
	14. Name of listed parent and exchange on which parent is listed	

15. Date of relevant event

10	4	2003
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	102	201	- Select -	1,169,718,000	HKD	NIL	NIL	NIL	- Select -
Short position	- Select -	- Select -	- Select -						

*Rider

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,379,575,062	13.05
Short position		
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	209,857,062	1.98
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -	N/A	
- Select -		
- Select -		
- Select -		
- Select -		

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
- Select -	N/A	
- Select -		
- Select -		
- Select -		
- Select -		

Rider

Hua Chiao Commercial Limited ("Hua Chiao") was the beneficial owner of 1,379,575,062 shares. Hua Chiao went into voluntary liquidation on 8 January 2003. The Liquidators of Hua Chiao have distributed and effected transfer of 1,169,718,000 shares by way of return of capital and interim distribution of surplus assets to the shareholders of Hua Chiao as at the relevant date.

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
N/A						

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position
N/A			

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
N/A		- Select -		
		- Select -		
		- Select -		

25. **Further Information from a party to an agreement under Section 317 (Please see Notes for further information required)**

Names of other parties	Address	Number of shares
N/A		
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. **Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act**

Names	Address	Relationship Code (see Table 6)	Percentage (%)
N/A		- Select -	
		- Select -	
		- Select -	

27. Date of filing this Form 2

11	4	2003
(day)	(month)	(year)

28. Number of continuation sheets 0

29. Number of attachments 0

Form 2.